Mail Stop 3561

March 15, 2007

Mr. Marc B. Crossman
Chief Executive Officer
Innovo Group Inc.
5901 South Eastern Avenue
Commerce, California 90040

> **RE: Innovo Group, Inc.**
> **Form 10-K for Fiscal Year Ended November 26, 2005**
> **Filed February 9, 2006**
> **File No. 0-18926**

Dear Mr. Crossman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Accounting Branch Chief